Exhibit 99.1

Medicure Reports First Quarter 2016 Financial Results

WINNIPEG, May 11, 2016 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the quarter ended March 31, 2016.

Quarter Ended March 31, 2016 Highlights:

Financial Results

•	Recorded net revenue of $6.1 million during the quarter ended March 31, 2016, an increase of 82% compared to $3.3 million for the quarter ended March 31, 2015;
•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the quarter ended March 31, 2016 was $2.1 million compared to $1.1 million for the quarter ended March 31, 2015;
•	Net income for the quarter ended March 31, 2016 was $792,000, compared to $100,000 for the quarter ended March 31, 2015;

Net revenue from the sale of AGGRASTAT® (tirofiban HCl) finished product for the quarter ended March 31, 2016 was $6.1 million compared to $3.3 million for quarter ended March 31, 2015, an increase of 82%.   The increase in revenue compared to the comparable quarter for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product.  Revenue growth was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the quarter when compared to the same quarter in the prior year.

AGGRASTAT experienced a sudden increase in wholesaler purchasing near the end of the quarter ended December 31, 2015, as a result of the sudden stock out of its main competitor.  This increase in AGGRASTAT purchasing resulted in excess inventory at the wholesale level, which impacted wholesaler purchasing patterns for the quarter ended March 31, 2016.  AGGRASTAT revenue is recorded based off of wholesaler sales, which is ultimately driven by hospital demand.  Demand for AGGRASTAT at the hospital level remained strong for the quarter ended March 31, 2016, which resulted in the elimination of the excess wholesaler inventory. Since the beginning of the year, AGGRASTAT has experienced month-over-month increases in hospital purchasing. Going into the second quarter, wholesaler inventory is back to target levels.

Adjusted EBITDA for the quarter ended March 31, 2016 after adjusting for $100,000 of share-based compensation (a non-cash expense item) and $251,000 relating to on-going costs pertaining to the one-time sNDA filing, was $2.1 million compared to Adjusted EBITDA of $1.1 million for the quarter ended March 31, 2015.

Net income for the quarter ended March 31, 2016 was $792,000 or $0.05 per share, compared to $100,000 or $0.01 per share for the quarter ended March 31, 2015.  The increase in net income is the result of higher revenues during the quarter ended March 31, 2016, when compared to the same quarter in the prior year.  The increase was partially offset by higher selling, general and administration and research and development expenses and higher cost of goods sold.  The increase in selling, general and administration expenses is primarily due to an increased number of staff, resulting in higher personnel expenses and higher selling costs associated with the growth in AGGRASTAT revenues.  The increase in research and development expenses is due to more development projects being undertaken, primarily to support AGGRASTAT.

At March 31, 2016, the Company had cash totaling $8.1 million compared to $3.6 million as of December 31, 2015. The increase in cash is primarily due to the collection of accounts receivable balances that were outstanding as at December 31, 2015.  Cash flows from operating activities for the quarter ended March 31, 2016 were $4.8 million compared to $789,000 for the quarter ended March 31, 2015.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Note:

 (1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarter ended March 31, 2016 and 2015 results, prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Reminder for the Conference Call Tomorrow

Conference call details are as follows:

Topic: Medicure's Q1 2016 Results
Date:  Thursday, May 12, 2016
Time: 7:30 am Central Time (8:30 am Eastern Time)
Canada Toll Free: 1 (888) 465-5079   (Canada Toll: 1 (416) 216-4169)
U.S. Toll Free: 1 (888) 545-0687
Passcode: 8920023 #

Webcast:    This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following: http://www.medicure.com/investors.html

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

To be added to Medicure's e-mail list, please visit:  http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2015.

MEDICURE INC.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	March 31, 2016	December 31, 2015
Assets
Current assets:
Cash	$8,138,687	$3,568,592
Accounts receivable	3,180,717	9,823,616
Inventories	2,489,658	2,289,275
Prepaid expenses	1,099,561	1,767,071
Total current assets	14,908,623	17,448,554

Non-current assets:
Property and equipment	262,461	230,162
Intangible assets	927,476	1,411,992
Investment in Apicore	1,484,252	1,559,599
Long-term derivative	138,273	227,571
Deferred tax assets	355,641	379,000
Total non-current assets	3,168,103	3,808,324

Total Assets	$18,076,726	$21,256,878

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,045,524	$7,079,091
Current portion of long-term debt	1,631,773	1,625,191
Current portion of royalty obligation	1,501,580	1,648,180
Total current liabilities	7,178,877	10,352,462

Non-current liabilities:
Long-term debt	2,205,985	2,617,593
Royalty obligation	3,430,818	3,725,272
Other long-term liability	100,000	100,000
Total non-current liabilities	5,736,803	6,442,865

Total liabilities	12,915,680	16,795,327

Equity
Share capital	121,847,015	121,413,777
Warrants	101,618	101,618
Contributed surplus	6,742,829	6,789,195
Accumulated other comprehensive income	625,361	1,104,388
Deficit	(124,155,777)	(124,947,427)
Total equity	5,161,046	4,461,551

Total Liabilities and equity	$18,076,726	$21,256,878

MEDICURE INC.
Condensed Consolidated Interim Statements of Net Income and Comprehensive Income
(expressed in Canadian dollars)
(unaudited)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
Revenue
Product sales, net	$6,068,864	$3,338,156

Cost of goods sold	874,494	392,663
Gross Profit	5,194,370	2,945,493

Expenses
Selling, general and administrative	3,166,165	2,072,365
Research and development	807,297	392,818
	3,973,462	2,465,183

Income before the undernoted	1,220,908	480,310

Other expenses
Revaluation of long-term derivative	89,298	67,724
Loss on settlements of debt	-	60,595
	89,298	128,319

Finance expense (income)
Finance expense, net	346,880	215,776
Foreign exchange (gain) loss, net	(6,920)	36,064
	339,960	251,840

Net income	$791,650	$100,151

Translation adjustment	(479,027)	232,994

Comprehensive income	$312,623	$333,145

Basic earnings per share	$0.05	$0.01

Diluted earning per share	$0.05	$0.01

Weighted average number of common shares used in
computing basic earnings per share	14,596,006	12,411,902

Weighted average number of common shares used in
computing diluted earnings per share	16,673,117	14,286,271

MEDICURE INC.
Condensed Consolidated Interim Statements of Cash Flow
(expressed in Canadian dollars)
(unaudited)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
Cash provided by (used in):
Operating activities:
Net income	$791,650	$100,151
Adjustments for:
Revaluation of long-term derivative	89,298	67,724
Loss on settlements of debt	-	60,595
Amortization of property and equipment	19,005	2,417
Amortization of intangible assets	420,547	159,995
Stock-based compensation	140,060	422,716
Finance expense, net	346,880	215,776
Unrealized foreign exchange loss (gain)	6,750	46,888
Change in the following:
Accounts receivable	6,642,899	(307,186)
Inventories	(200,383)	(104,248)
Prepaid expenses	667,510	(27,007)
Accounts payable and accrued liabilities	(3,769,282)	332,542
Other long-term liability	-	7,639
Interest paid	(57,720)	(90,619)
Royalties paid	(305,846)	(98,880)
Cash flows from operating activities	4,791,368	788,503

Investing activities:
Acquisition of property and equipment	(51,248)	(31,444)
Cash flows used in investing activities	(51,248)	(31,444)

Financing activities:
Exercise of stock options	246,812	-
Repayment of long-term debt	(416,667)	-
Cash flows used in financing activities	(169,855)	-

Foreign exchange (loss) gain on cash held in foreign currency	(170)	10,824

Increase in cash	4,570,095	767,883

Cash, beginning of period	3,568,592	493,869

Cash, end of period	8,138,687	1,261,752

Supplementary Information
Non-cash financing activities:
Shares issued on debt settlements	$-	$624,029

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 11-MAY-16